Exhibit 99.9

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto investor seminar
30 October 2009
Rio Tinto is holding its annual investor seminar in London today at 2.00pm and in Sydney on Monday 2 November 2009 at 9.00am.
At the seminar Rio Tinto will reaffirm its strategy of investing in and operating large, long term, cost competitive mines and businesses driven not by choice of commodity but by the quality of the opportunity. It will contain the following updates:
•	Capital expenditure for 2009 will be approximately $5 billion, as previously indicated, and for 2010 at least $5 billion with the potential to rise to $6 billion. Capital expenditure guidance for 2010 includes $2.5 — $3.5 billion on growth projects. Previous guidance for 2010 indicated capital expenditure would be reduced towards sustaining levels, at around $2.5 billion.

•	Net debt at 30 September 2009, was $22.3 billion, a reduction of 42 per cent during the first nine months of the year.

•	Operating cost savings are on track for the targeted $2.5 billion reduction in 2010.

•	Planning work is continuing for iron ore expansion studies in the Pilbara, with an increase to 330mtpa from the previous plan of 320mtpa.

•	Progress is continuing in the transformation of the aluminium business, while preserving growth options.
Tom Albanese, chief executive, Rio Tinto said “Since the start of the year we have recapitalised the balance sheet and taken decisive action to reduce operating costs and respond to the sharp decline in global economic conditions. We have emerged from these challenges a stronger business. Coupled with early signs of economic recovery, we are now well-placed to look ahead to 2010 and beyond.
“We will continue our programme of cost reduction and debt repayments but our renewed strength enables us to focus on disciplined capital expenditure on premier growth options, which will position us well for the expected recovery in demand growth over the longer term. I also look forward to completing the Western Australian iron ore production joint venture with BHP Billiton and unlocking substantial synergies for shareholders.”
Both the London and Sydney seminars will be webcast and can be accessed on www.riotinto.com. Replays will be available after the close of each seminar.
Presentations will be made by Tom Albanese, chief executive, Guy Elliott, chief financial officer, Sam Walsh, chief executive, Rio Tinto Iron Ore, and Jacynthe Côté, chief executive, Rio Tinto Alcan.
Cont.../

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	Tony Shaffer
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7920 041 003	Mobile: +1 202 256 3667
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309
David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs and media pack available at:
http://www.riotinto.com/media/press_kit.asp